Exhibit 99.1
Operating and Financial Review

The following discussion should be considered together with our unaudited financial information included with this release and the section contained in our annual report on Form 20-F for the year ended December 31, 2017 (the "2017 Annual Report"), “Item 5. Operating and Financial Review and Prospects”. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) have been omitted from this release.

As used herein, references to “we”, “us”, the “company”, or “trivago”, or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.

On September 7, 2017, the merger of trivago GmbH into and with trivago N.V. became effective. Prior to the merger, trivago N.V. consolidated trivago GmbH, and prior to the pre–IPO corporate reorganization that we completed in connection with our initial public offering, or IPO, and as described in more detail in the 2017 Annual Report, trivago GmbH was considered to be the predecessor to trivago N.V. for accounting and reporting purposes.

Overview

trivago is a global hotel search platform. We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their hotel searches and providing access to a deep supply of hotel information and prices. As of June 30, 2018, we offered access to more than 2.5 million hotels and other types of accommodation including over 800,000 units of alternative accommodation, such as vacation rentals and private apartments, in over 190 countries.

Our search platform forms the core of our user experience and can be accessed globally via 55 localized websites and apps in 33 languages. Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the option to display their search results in listing or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience. In the second quarter of 2018, our revenue share from mobile websites and apps continued to exceed 60%.

Highlights

•
We are making improved profitability our focus. To do this, we began making significant reductions in our advertising spend in the second half of the second quarter of 2018. While the reductions in advertising spend began to stabilize our return on advertising spend ("ROAS"), they also resulted in a significant decline in revenue in the second quarter of 2018 as compared to the same period in 2017.

•	We expect these reductions to have a positive impact on our profitability in the second half of 2018, and we are already seeing the first signs of improvement.

•
In the second quarter of 2018, we continued to experience lower levels of commercialization (as defined below) as our largest advertisers optimized their spending on our platform across regions and appeared to have increased their return on investment targets for their spend on our marketplace compared to the same period in 2017.

•	Total revenue decreased to €235.0 million in the second quarter of 2018, representing a decline of 21% year-over-year, compared to €298.3 million in the same period in 2017. Total revenue decreased to €494.4 million in the six months ended June 30, 2018 compared to €565.9 million for the same period in 2017, representing a 13% decline year-over-year.

•
The number of Qualified Referrals decreased to 177.1 million in the second quarter of 2018, or by 10%, compared to 196.4 million in the second quarter of 2017. The number of Qualified Referrals slightly decreased to 366.6 million in the six months ended June 30, 2018, compared to 373.6 million for the same period in 2017, or by 2% year-over-year.

•
Net loss in the second quarter of 2018 was €20.7 million, compared to a net loss of €3.4 million in the second quarter of 2017. Net loss in the six months ended June 30, 2018 was €42.5 million, compared to net income of €4.3 million for the same period in 2017.

•
Adjusted EBITDA(1) was a loss of €17.7 million in the second quarter of 2018, compared to a positive Adjusted EBITDA of €3.2 million in the second quarter of 2017. For the six months ended June 30, 2018, Adjusted EBITDA was a loss of €39.6 million, compared to positive Adjusted EBITDA of €22.5 million for the same period in 2017.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended June 30,			Six months ended June 30,
	2018	2017	Δ Y/Y	2018	2017	Δ Y/Y
Total Revenue	235.0	298.3	(21)%	494.4	565.9	(13)%
Qualified Referrals (in millions)	177.1	196.4	(10)%	366.6	373.6	(2)%
Revenue per Qualified Referral (in €)	1.30	1.50	(13)%	1.33	1.50	(11)%
Operating income/(loss)	(26.6)	(3.0)	n.m.	(55.8)	9.5	n.m.
Net income/(loss)	(20.7)	(3.4)	n.m.	(42.5)	4.3	n.m.
Net income/(loss) attributable to trivago N.V.	(20.7)	(2.3)	n.m.	(42.5)	2.9	n.m.
Return on Advertising Spend	110.1%	113.4%	(3.3) ppts	108.9%	116.7%	(7.8) ppts
Adjusted EBITDA(1)	(17.7)	3.2	n.m.	(39.6)	22.5	n.m.
n.m. - not meaningful
(1) “Adjusted EBITDA” (Adjusted Earnings Before Interest, Taxes, Depreciation, Amortization, and Share Based Compensation) is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 23-24 herein for explanations and reconciliations of non-GAAP measures used throughout this release.

Business Overview

Marketing
We believe that building and maintaining our brand and clearly articulating our role in travelers' hotel discovery journey will continue to drive both travelers and advertisers to our platform to connect in a mutually beneficial way. We focus the efforts of our marketing teams and advertising spend towards building effective and efficient messaging for a broad audience. The amount and nature of our advertising spend varies across our markets, depending on multiple factors including the emphasis we wish to place on profitability versus traffic growth, cost efficiency, local media dynamics, the size of the market and our existing brand presence in that market.

Brand Marketing
To grow brand awareness and increase the likelihood that users will visit our websites and apps, we invest in brand marketing globally across a broad range of media, including TV marketing, video marketing (such as YouTube) and out-of-home advertising.

We also generate and distribute online hotel and travel content as a means of engaging with travelers, for example, via social media. Mobile app marketing is becoming increasingly important with the continuous shift from desktop to mobile.

Performance Marketing
We market our services and directly acquire traffic for our websites by purchasing travel and hotel-related keywords from general search engines and through advertisements on other online marketing channels. These activities include advertisements through search engines, such as Baidu, Bing, Google and Yahoo! (commonly referred to as Search Engine Marketing, or SEM), and through display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing (commonly referred to as Display, Email and Affiliate Advertising, or DEA).

Advertiser Relations
Our advertiser relations team seeks to provide tailored advice to each of our existing and prospective online travel agencies, or OTAs, providers of alternative accommodation, hotel chains and independent hotel advertisers. We have dedicated sales teams that manage the process of onboarding advertisers, maintain ongoing relationships with advertisers, work with advertisers to help them optimize their outcomes from the trivago platform and provide guidance on additional tools and features that could further enhance advertisers’ experience. We aim to remain in close dialogue with OTAs and sophisticated hotel chains to better understand each advertiser’s specific needs and objectives in order to offer optimal solutions through our marketplace.

Our advertisers include:

•
OTAs, including large international players, such as brands affiliated with Expedia Group, Inc. ("Expedia Group") and Booking Holdings, Inc. ("Booking Holdings"), as well as smaller, regional and local OTAs;

•	Hotel chains, including large multi-national hotel chains and smaller regional chains;

•	Individual hotels; and

•	Providers of alternative accommodation, such as vacation rental or private apartments.

We generate the large majority of our revenue from OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia Group, including Brand Expedia, Hotels.com, HomeAway, Orbitz, Travelocity, Hotwire, Wotif and ebookers, in the aggregate, accounted for 36% of our total revenue for the years ended December 31, 2017 and 2016. Booking Holdings and its affiliated brands, Booking.com,

Priceline.com and Agoda, accounted for 44% and 43% of our total revenue for the years ended December 31, 2017 and 2016, respectively.

For the three months ended June 30, 2018, brands affiliated with Expedia Group and Booking Holdings accounted for 38% and 38% of our total revenue, respectively, as compared to 34% and 49% of our total revenue, in the same period in 2017. For the six months ended June 30, 2018, brands affiliated with Expedia Group and Booking Holdings accounted for 38% and 38% of our total revenue, respectively, as compared to 35% and 47% of our total revenue, in the same period in 2017.

Marketplace
We design our algorithm to showcase the hotel room rate offers that we believe will be of most interest to our users, emphasizing those offers that are more likely to be clicked and ultimately booked on our advertisers' websites. We consider booking conversion, which we describe in more detail below, to be a key indicator of user satisfaction on our website. At the core of our ability to match our users’ searches with large numbers of hotel offers is our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers do this by submitting hotel room rates on our marketplace and cost-per-click, or CPC, bids for each user click on an advertised rate for a hotel. By clicking on a given rate, an individual user is referred to that advertiser’s website where the user can complete the booking. Advertisers can submit and adjust CPC bids on our marketplace frequently - as often as daily - on a property-by-property and market-by-market basis, and provide us with information on hotel room rates and availability on a near-real time basis.

In determining the prominence given to offers and their placement in our search results, including in hotel comparison search results for a given location and on detail pages for a given property, our proprietary algorithm considers a number of factors in a dynamic, self-learning process. These include the advertiser’s offered rate for the hotel room, the likelihood the offer will match the user’s hotel search criteria, data we have collected on likely booking conversion and user experience (as reflected in our assessment of the quality of users' experience after clicking out to an advertiser from our website, which functions as an adjustment to advertisers’ CPC bids in our marketplace auction process, or relevance assessment) and the CPC bids submitted by our advertisers.

We believe the most influential factors impacting bidding behavior for our largest advertisers is the rate at which our Qualified Referrals result in bookings on their websites, or booking conversion, and the amount our advertisers obtain from qualified referrals as a result of hotels booked on their sites, or booking value. We refer to the degree to which we are able to share in the overall estimated booking revenues generated by our advertisers from our referrals as "commercialization". The quality of the traffic we generate for our advertisers increases when booking conversion and/or booking value increases. We estimate overall booking conversion and booking value from data voluntarily provided to us by certain advertisers to better understand the drivers in our marketplace, and in particular, to gain insight into how our advertisers manage their advertising campaigns.

Assuming unchanged dynamics in the market beyond our marketplace, we would expect that the higher the potential booking value or conversion generated by a Qualified Referral and the more competitive the bidding, the more an advertiser is willing to bid for a hotel advertisement on our marketplace. This means that the levels of advertisers' CPC bids generally reflect their view of the likelihood that each click on an offer will result in a booking by a user. We believe our attribution model and the measures aimed at optimizing our product, described in more detail below, have contributed to increased quality of the traffic we generated for our advertisers, and, accordingly, absent other factors, would have had a positive effect on our referral revenues and revenue per qualified referral, or RPQR. However, the dynamics in the market beyond our marketplace are not static, and we believe that our advertisers continuously review their advertising spend on our platform and on other advertising channels, and continuously seek to optimize their allocation of their spending among us and our competitors.

In addition, changes in foreign exchange rates can amplify or mute changes in these underlying trends in our revenues and RPQR. Although we denominate our CPCs in euro and have relatively little direct foreign currency translation with respect to our revenue, we believe that our advertisers’ decisions on the share of their booking revenues they are willing to pay to us are based on the currency in which the hotels being booked are priced. Accordingly, we have observed that advertisers tend to adjust their CPC bidding based on the relative strengthening or weakening of the euro as compared to the local functional currency in which the booking with our advertisers is denominated.

Recent trends
During the second quarter of 2018, we continued to experience lower levels of commercialization as our largest advertisers reduced their CPC bids and appeared to have increased their return on investment targets for their spend on our marketplace compared to the second quarter of 2017. This in turn had a negative effect on our share of the overall booking revenues generated from referrals on our platform (commercialization), and was evidenced in our RPQR, which declined, even as the optimizations we have been making to our platform and product and our attribution model appeared to continue to improve the traffic quality we generated for our advertisers. The decline in commercialization was particularly pronounced in the first half of 2018 compared to a strong first half of 2017, which benefited from positive revenue effects from the introduction of the relevance assessment.

Against this backdrop and with the aim of improving profitability in the second half of 2018, we began implementing significant reductions in our advertising spend during the second half of the second quarter of 2018 across markets, by increasing return on investment targets in our performance marketing campaigns, and by making reductions in brand marketing expenditure. These reductions are part of a shift to focus more on profitability in the second half of 2018, and we are already seeing the first signs of profitability improvement. While these reductions began to stabilize our ROAS, they also had a negative impact on traffic to our platform attributable to all marketing channels and reduced qualified referrals. Although we expect these reductions to improve our profitability in the second half of 2018, should the trend of lower levels of our commercialization continue, we may experience further revenue declines and experience negative impacts on our profitability.

In addition, as we have focused on improving the profitability of our performance marketing campaigns in particular, we also continue to rely on the trivago brand to attract and expand the number of users of our websites and apps. Although we continue to invest in new creative concepts in our advertisements, we may nevertheless see declines in the marginal returns on our brand marketing advertisements as we continue to experience intense competition and many of our competitors continue to spend heavily on advertising their brands and services, which may further contribute to a decline in our revenues and have a negative impact on our profitability.

In the second quarter of 2018, we continued to experience negative impacts on our referral revenues and RPQR from foreign exchange rate effects, in particular due to the relative weakening of the U.S. dollar and certain currencies in the Asia Pacific region to the euro. (The average exchange rate of U.S. dollars to euros increased 8.1% in the second quarter of 2018 as compared to the second quarter of 2017, calculated using the average for the particular period of the daily foreign exchange reference rates published by the European Central Bank.)

In the first half of 2018, we continued to implement measures aimed at optimizing our platforms and product, with the intention of increasing user retention and booking conversion, while reducing the number of click-outs required to ultimately make a booking. These are relatively small, incremental changes to our product that we believe, when considered together, will result in improvements to our product and platforms. Since we make these changes by optimizing for traffic quality instead of volume, these changes will tend to have a negative impact on Qualified Referrals (in addition to the effect of declining advertising spend), but we believe they will have a long-term positive impact on RPQR.

Our model for allocating our marketing spend, which we refer to as our attribution model, aims to optimize our investment mix going forward by focusing less on revenue generated in each user session and more on the end-to-end booking value of the user that we generate through our platform. The model focuses on whether a user who comes to us from a performance marketing channel proceeds to book a hotel. In the second quarter of 2018, we largely completed the roll out of our attribution model in our SEM channel. We plan to continue to incrementally improve our model for allocating marketing spend over the next quarters.

Reflecting this dynamic environment, we now expect adjusted EBITDA for 2018 to be between negative €15 and negative €30 million and total revenue to decline when compared with the twelve months ending December 31, 2017.

Changes to our Supervisory Board
On July 23, 2018, the Supervisory Board accepted the resignations of Mieke De Schlepper as member of our Supervisory Board and of Peter Kern as chairman of our Audit Committee. Mr. Kern will remain a member of our Supervisory Board. On the same day, our Supervisory Board designated Hiren Mankodi as temporary member of Supervisory Board and chairman of our Audit Committee. Mr. Mankodi’s designation is pending his appointment by our general meeting of shareholders next year. Upon his designation as temporary member of the Supervisory Board, Mr. Mankodi will have all powers and responsibilities of a Supervisory Board member, as if he had been appointed by the general meeting of shareholders.

Operating Metrics
We earn substantially all of our revenue when users of our websites and apps click on hotel offers in our search results and are referred to one of our advertisers. We call this our Referral Revenue. We also earn subscription fees for certain services we provide to advertisers, such as Hotel Manager Pro, although such subscription fees do not represent a significant portion of our revenue.

Referral Revenue, Other Revenue, Qualified Referrals & RPQR

Referral Revenue by Segment & Other Revenue (€ millions)
Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. Our Americas segment is comprised of Argentina, Barbados, Brazil, Canada, Chile, Columbia, Costa Rica, Ecuador, Mexico, Montenegro, Panama, Peru, Puerto Rico, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Australia, Japan, India, Turkey, Russia and New Zealand. We believe the different trends in Referral Revenue across our reportable segments is primarily related to the different stages of development of our markets. We generate the most Referral Revenue in Developed Europe, our segment that includes the markets where we have operated the longest and where we have the highest level of brand awareness, but have also historically experienced relatively modest growth and where our revenue declined in the second quarter of 2018 and the six months ended June 30, 2018. Our revenue levels are relatively more resilient in newer markets, and as a result, our Referral Revenue in RoW experienced lower declines in the second quarter of 2018 than those experienced in the other segments and increased slightly in the six months ended June 30, 2018 as compared to the same period in 2017.

	Three months ended June 30,				Six months ended June 30,
	2018	2017	Δ €	Δ %	2018	2017	Δ €	Δ % Y/Y
Americas	€84.1	€115.8	(31.7)	(27)%	€181.3	€218.0	(36.7)	(17)%
Developed Europe	92.8	120.6	(27.8)	(23)%	197.3	234.1	(36.8)	(16)%
Rest of World	54.2	58.6	(4.4)	(8)%	108.4	107.2	1.2	1%
Total Referral Revenue	€231.1	€295.0	(63.9)	(22)%	€487.0	€559.3	(72.3)	(13)%
Other Revenue	3.9	3.3	0.6	18%	7.4	6.7	0.7	10%
Total Revenue	€235.0	€298.3	(63.3)	(21)%	€494.4	€566.0	(71.6)	(13)%
Note: Some figures may not add due to rounding.

Total Revenue decreased by €63.3 million, or by 21% during the second quarter of 2018, and by €71.6 million or by 13% during the six months ended June 30, 2018, in each case compared to the same period in 2017. In both periods, revenue levels were negatively impacted by lower levels of commercialization, as our advertisers optimized their spending across regions and negative impacts from unfavorable movements in foreign exchange rates as well as in the second quarter of 2018, revenue levels were particularly negatively impacted by a decline in Qualified Referrals.

Referral Revenue in the second quarter of 2018 decreased to €84.1 million, €92.8 million and €54.2 million, or by 27%, 23% and 8% in Americas, Developed Europe and Rest of World ("RoW"), respectively, as compared to the same period in 2017. Referral Revenue in Americas was negatively impacted by declining Qualified Referrals reflecting the reductions in the advertising spend, persistently lower levels of commercialization and unfavorable movements in foreign exchange rates, reflecting the relative weakening of the U.S. dollar to the euro. Referral Revenue in Developed Europe was negatively impacted by persistently lower levels of commercialization and a decline in Qualified Referrals, reflecting the reductions in advertising spend in that segment during the second quarter of 2018. Referral Revenue in RoW was negatively impacted by persistently lower levels of commercialization and unfavorable movement in foreign exchange rates, reflecting the relative weakening of certain currencies in the Asian Pacific region against the euro, partly offset by an increase in Qualified Referrals.

Referral Revenue in the six months ended June 30, 2018 decreased to €181.3 million and €197.3 million, or by 17% and 16% in Americas and Developed Europe respectively, as compared to the same period in 2017. Referral revenue in the six months ended June 30, 2018 increased slightly to €108.4 million or by 1% in RoW as compared to the same period in 2017. Referral Revenue in Americas was negatively impacted by the decline in Qualified Referrals reflecting the reductions in the advertising spend, lower commercialization and the unfavorable foreign exchange effects described above. Referral Revenue in Developed Europe was negatively impacted by lower levels of commercialization and the decline in Qualified Referrals, reflecting the reductions in the advertising spend as discussed above. Referral Revenue in RoW slightly increased compared to the same period in 2017 as the positive effect from increased Qualified Referrals was almost completely offset by declining levels of commercialization and the unfavorable foreign exchange effects described above.

Other Revenue grew by 18% to €3.9 million in the second quarter as compared to the same period in 2017. This increase was primarily driven by an increase in the number of Hotel Manager Pro subscriptions for which we receive a fee.

Qualified Referrals by Segment (in millions)

	Three months ended June 30,				Six months ended June 30,
	2018	2017	Δ	Δ %	2018	2017	Δ	Δ % Y/Y
Americas	46.9	52.0	(5.1)	(10)%	106.8	107.5	(0.7)	(1)%
Developed Europe	63.5	82.1	(18.6)	(23)%	133.5	155.7	(22.2)	(14)%
Rest of World	66.7	62.4	4.3	7%	126.2	110.6	15.6	14%
Total	177.1	196.4	(19.3)	(10)%	€366.6	€373.6	(7.0)	(2)%
Note: Some figures may not add due to rounding.

Qualified Referrals in the second quarter of 2018 decreased year-over-year in Americas and Developed Europe while increasing in RoW year-over-year. The decline in Americas and Developed Europe, and slowdown of growth rate in RoW were the result of reductions in advertising spend during the second quarter of 2018.

Qualified Referrals in the six months ended June 30, 2018 slightly decreased in Americas, declined in Developed Europe and increased in RoW compared to the same period in 2017. The slight decline in Americas was due to the decline in Qualified Referrals in the second quarter that more than offset the positive growth in Qualified Referrals in the first quarter of 2018. The decline in Developed Europe was due to a decline in the first quarter of 2018 which reflected the negative impacts of reduced click-outs rates due to the roll-out of the attribution model and ongoing product optimizations, together with a further decline in the second quarter of 2018. The increase in RoW was driven by a strong increase in the first quarter of 2018 reflecting increased advertising spend, which was partly offset by the slowed growth in the second quarter of 2018.

Revenue Per Qualified Referrals (RPQR)
We use RPQR to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period. Alternatively, RPQR can be separated into its price and volume components and calculated as follows:

RPQR = RPR x click-out rate
where
RPR = revenue per referral
click-out rate = referrals / Qualified Referrals

RPQR is a key financial metric that describes the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize the referrals we provide our advertisers. Furthermore, we use RPQR to help us detect and analyze changes in market dynamics.

The following table sets forth the RPQR for our reportable segments for the periods indicated (based on Referral Revenue):

RPQR by Segment (in €)

	Three months ended June 30,			Six months ended June 30,
	2018	2017	Δ %	2018	2017	Δ % Y/Y
Americas	€1.79	€2.23	(20)%	€1.70	€2.03	(16)%
Developed Europe	1.46	1.47	(1)%	1.48	1.50	(1)%
Rest of World	0.81	0.94	(14)%	0.86	0.97	(11)%
Consolidated RPQR	€1.30	€1.50	(13)%	€1.33	€1.50	(11)%

The following tables set forth the percentage change year-over-year in each of the components of RPQR for our reportable segments for the periods indicated (other than Qualified Referrals which are discussed above). Percentages calculated below are based on the unrounded amounts and therefore may not recalculate on a rounded basis.

% increase/(decrease) in RPR

	Three months ended June 30,	Six months ended June 30,
	2018 vs 2017	2018 vs 2017
Americas	(9.1)%	(5.0)%
Developed Europe	6.9%	5.0%
Rest of World	(8.6)%	(8.1)%
Consolidated decrease in RPR	(5.2)%	(5.1)%

% increase/(decrease) in number of referrals

	Three months ended June 30,	Six months ended June 30,
	2018 vs 2017	2018 vs 2017
Americas	(19.7)%	(12.1)%
Developed Europe	(27.8)%	(19.9)%
Rest of World	0.7%	8.7%
Consolidated decrease in number of referrals	(16.2)%	(8.9)%

% increase/(decrease) in click-out rate referrals

	Three months ended June 30,	Six months ended June 30,
	2018 vs 2017	2018 vs 2017
Americas	(11.1)%	(11.6)%
Developed Europe	(6.7)%	(6.6)%
Rest of World	(5.8)%	(4.7)%
Consolidated decrease in click-out rate referrals	(7.1)%	(7.2)%

During the second quarter of 2018, RPQR decreased by 20%, 1% and 14% in Americas, Developed Europe and RoW, respectively, as compared to the same period in 2017. Consolidated RPQR decreased by 13% and was negatively impacted by the decrease in RPQR in Americas and RoW. RPQR in Americas and RoW were negatively impacted by lower levels of commercialization and negative foreign exchange rate effects, as described above, partly offset by the positive effects from the attribution model and platform optimizations. RPQR in Developed Europe was stable as compared to the same period in 2017 as lower commercialization partly offset the positive effects from the attribution model and platform optimizations, which is reflected in the declines in click-out-rates across segments.

During the six months ended June 30, 2018, RPQR decreased by 16%, 1% and 11% in Americas, Developed Europe and RoW, respectively, as compared to the same period in 2017. Consolidated RPQR decreased by 11% and was driven by decrease in RPQR in Americas and RoW. The decline in Americas and RoW were due to the continued negative impact from lower levels of commercialization, as well as by negative foreign exchange effects described above, partly offset by the positive effects from the attribution model and platform optimizations. The slight decline in Developed Europe was driven by the negative impact from lower levels of commercialization, partly offset by the positive effects from the attribution model and platform optimizations.

Expenses (€ millions)

	Costs and Expenses			As a % of Revenue
	Three months ended June 30,			Three months ended June 30,
	2018	2017	Δ %	2018	2017	Δ in ppts
Cost of revenue	€1.4	€1.4	0%	1%	0%	1%
of which share-based compensation	0.1	0.0	0%
Selling and marketing	227.5	275.3	(17)%	97%	92%	5%
of which share-based compensation	1.0	0.9	11%
Technology and content	17.0	13.0	31%	7%	4%	3%
of which share-based compensation	1.3	1.0	30%
General and administrative	15.2	11.2	36%	6%	4%	2%
of which share-based compensation	3.0	2.1	43%
Amortization of intangible assets	0.4	0.4	0%	0%	0%	0%
Total costs and expenses	€261.6	€301.3	(13)%	111%	100%	11%

	Costs and Expenses			As a % of Revenue
	Six months ended June 30,			Six months ended June 30,
	2018	2017	Δ % Y/Y	2018	2017	Δ in ppts
Cost of revenue	€3.0	€2.5	20%	1%	—%	1%
of which share-based compensation	0.1	0.1	0%
Selling and marketing	483.7	506.8	(5)%	98%	90%	8%
of which share-based compensation	1.8	1.9	(5)%
Technology and content	32.5	24.7	32%	7%	4%	3%
of which share-based compensation	2.1	2.0	5%
General and administrative	30.1	20.1	50%	6%	4%	2%
of which share-based compensation	5.9	3.4	74%
Amortization of intangible assets	0.8	2.4	(67)%	0%	0%	0%
Total costs and expenses	€550.2	€556.4	(1)%	111%	98%	13%
Note: Some figures may not add due to rounding.

Cost of revenue
In the second quarter of 2018, cost of revenue remained stable compared to the same period in 2017 at €1.4 million.

In the six months ended June 30, 2018, cost of revenue increased by €0.5 million, or 20%, year-over-year, to €3.0 million, reflecting our continued investment in our data center and servers, higher personnel costs and depreciation.

Selling and marketing
Selling and marketing expense was 97% and 98% of total revenue in the second quarter of 2018 and in the six months ended June 30, 2018, respectively, compared to 92% and 90% in the same periods in 2017.

In the second quarter of 2018, selling and marketing expense decreased by €47.8 million, or by 17% year-over-year to €227.5 million, of which €209.8 million, or 92%, was advertising expense. The decrease was driven by reductions in advertising spend to €74.9 million, €72.8 million and €62.2 million in Americas, Developed Europe and RoW respectively, compared to €99.4 million, €97.3 million and €63.4 million in the same period in 2017. In the six months ended June 30, 2018, selling and marketing expense decreased by €23.1 million, or by 5% year-over-year to €483.7 million, of which €447.3 million, or 92% was advertising expenses. During the second quarter of 2018, we began making significant reductions in our advertising spend across all segments in order to stabilize our Return on Advertising Spend ("ROAS").

Advertising spend decreased by 25% in Americas, 25% Developed Europe and 2% in RoW in the second quarter of 2018, in each case compared to the same period in 2017. As mentioned above, we made significant reductions in advertising spend during the second quarter of 2018 to stabilize our ROAS. In addition, advertising spend in Americas and RoW in the second quarter of 2018 did not include a significant impact from the relevance assessment, the profits from which we invested in advertising spend in the second quarter of 2017. In Americas and RoW, advertising spend also benefited from favorable movements in foreign exchange rates, reflecting the relative weakening of the U.S. dollar and of certain currencies in the Asian Pacific region to the euro as a smaller part of the advertising spend in these regions is also invoiced in local currencies.

In the six months ended June 30, 2018, advertising spend decreased by 10% in Americas and 14% in Developed Europe while it increased by 9% in RoW, in each case compared to the same period in 2017. The reductions in advertising spend in Americas and Developed Europe were primarily due to the reductions we made during the second quarter of 2018 to stabilize ROAS. The decrease in Americas was partly offset by our decision to increase advertising spend in the first quarter of 2018 by lowering our ROAS targets to support revenue levels. In RoW, the increase was primarily due to lowering our ROAS targets as described above. Advertising spend in all segments was impacted by the non-recurrence of the significant impact from the relevance assessment, described above. In Americas and RoW, Advertising spend also benefited from favorable movements in foreign exchange rates, reflecting the relative weakening of the U.S. dollar and of certain currencies in the Asian Pacific region to the euro as a smaller part of the advertising spend in these regions is also invoiced in local currencies.

For the second quarter of 2018, other selling and marketing expense excluding share-based compensation increased by € 2.4 million to €16.7 million, or 17% period-over-period, and for the six months ended June 30, 2018, increased by €8.8 million to €34.6 million, or 34% period over period. Most of the increase was driven by higher investments in the production of television advertisements of €1.5 million and €5.5 million during the second quarter and six months ended June 30, 2018, compared to the same periods in 2017, as well as an increase in personnel costs of €0.7 million and €2.2 million. Share-based compensation increased by €0.1 million to €1.0 million in the second quarter of 2018 and decreased by €0.1 million to €1.8 million in the six months ended June 30, 2018, compared to the same periods in 2017.

Technology and content
For the second quarter of 2018, technology and content expense increased by €4.0 million to €17.0 million, or 31% period-over-period, and for the six months ended June 30, 2018, increased by €7.8 million to €32.5 million, or 32% period over period. The increase was primarily driven by an increase in personnel costs of €1.6 million and €3.5 million during the second quarter and six months ended June 30, 2018, respectively, as we continued to invest in headcount. The increase was also driven by higher office expenses of €0.7 million in the second quarter of 2018 and of €1.0 million in the six months ended June 30, 2018 due to expansions relating to the headcount increases, and higher costs for third-party IT service providers of €0.6 million and of €1.1 million respectively. Share-based compensation increased by €0.3 million and €0.1 million during the second quarter and six months ended June 30, 2018, compared to the same periods in 2017.

General and administrative
General and administrative expenses increased by €4.0 million, or 36%, to €15.2 million in the second quarter of 2018 and increased by €10.0 million, or 50%, to €30.1 million in the six months ended June 30, 2018, compared to the same periods in 2017.

Professional fees and other expenses increased by €1.8 million and €4.4 million during the second quarter and six months ended June 30, 2018, compared to the same periods in 2017, primarily due to an increase in audit and consulting expenses, as well as the impairment of internal-use software. In addition, legal expenses increased during the six months ended June 30, 2018.

Personnel and recruiting expenses increased by €1.3 million and €3.2 million during the second quarter and six months ended June 30, 2018, compared to the same periods in 2017, primarily driven by an increase in headcount.

Share-based compensation increased by €0.9 million to €3.0 million in the second quarter of 2018 and by €2.5 million to €5.9 million in the six months ended June 30, 2018, compared to the same periods in 2017.

We moved into our new campus in Düsseldorf in June 2018. The contractual lease agreements triggered build-to-suit treatment under U.S. GAAP, and the move-in triggered a sale and subsequent leaseback transaction. We have bifurcated our lease payments relating to the premises into a portion that is allocated to the building (a reduction of the financing obligation) and a portion that is allocated to the land on which the building was constructed. The portion of the lease obligations allocated to the land is treated as an operating lease that commenced in July 2015. For the quarter ended June 30, 2018, we recorded €0.4 million of non-cash land rent expense in connection with this lease, of which €0.3 million are general and administrative expense, compared to €0.4 million in the same period in 2017. Depreciation of the fixed asset commenced upon construction completion, resulting in €0.2 million of depreciation expense for the second quarter of 2018, of which the majority is recorded as technology and content expense.

Amortization of intangible assets
Amortization of intangible assets remained unchanged at €0.4 million during the second quarter of 2018 and decreased by €1.6 million to €0.8 million during the six months ended June 30, 2018 compared to the same period in 2017. These amortization costs relate predominantly to intangible assets recognized by Expedia Group upon the acquisition of a majority stake in trivago in 2013, which were allocated to trivago. The amortization expense decreased as some of these intangible assets reached the end of their useful lives.

Share-based compensation
Share-based compensation increased by €1.3 million to €5.4 million, or 32% and by €2.5 million to €9.9 million, or 34% during the second quarter and the six months ended June 30, 2018, compared to the same periods in 2017.

Net income/(loss) attributable to trivago N.V. and Adjusted EBITDA(1) (€ millions)

	Three months ended June 30,			Six months ended June 30,
	2018	2017	Δ €	2018	2017	Δ €
Operating income/(loss)	€(26.6)	€(3.0)	(23.6)	€(55.8)	€9.5	(65.3)
Other income/(expense)
Interest expense	(0.3)	0.0	(0.3)	(0.3)	0.0	(0.3)
Other, net	(0.4)	(0.1)	(0.3)	(0.3)	(0.2)	(0.1)
Total other income/(expense), net	€(0.7)	€(0.1)	(0.6)	€(0.6)	€(0.2)	(0.4)

Income/(loss) before income taxes	(27.3)	(3.1)	(24.2)	(56.4)	9.3	(65.7)
Expense/(benefit) for income taxes	(6.6)	0.3	(6.9)	(13.9)	5.0	(18.9)
Income/(loss) before equity method investment	€(20.7)	€(3.4)	(17.3)	€(42.5)	€4.3	(46.8)
Income/(loss) from equity method investment	(0.0)	—	0.0	(0.0)	—	0.0
Net income/(loss)	€(20.7)	€(3.4)	(17.3)	€(42.5)	€4.3	(46.8)

Net (income)/loss attributable to noncontrolling interests	0.0	1.1	(1.1)	0.0	(1.3)	1.3
Net income/(loss) attributable to trivago N.V.	€(20.7)	€(2.3)	(18.4)	€(42.5)	€2.9	(45.4)

Adjusted EBITDA	€(17.7)	€3.2	(20.9)	€(39.6)	€22.5	(62.1)
Note: Some figures may not add due to rounding.
(1) “Adjusted EBITDA” (Adjusted Earnings Before Interest, Taxes, Depreciation, Amortization, and Share Based Compensation) is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 23-24 herein for explanations and reconciliations of non-GAAP measures used throughout this release.

Net loss attributable to trivago N.V. was €20.7 million and €42.5 million in the second quarter of 2018 and in the six months ended June 30, 2018, respectively, reflecting an increase of our operating expenses relative to our revenue. Revenue was negatively impacted by lower levels of commercialization and our decision to decrease advertising spend in the second quarter of 2018. Adjusted EBITDA was a loss of €17.7 million in the second quarter of 2018, compared to €3.2 million in the second quarter of 2017. Consequently, Adjusted EBITDA decreased to a loss of €39.6 million in the six months ended June 30, 2018 compared to €22.5 million in the same period in 2017.

Income taxes
Income tax benefit was €6.6 million in the second quarter of 2018 compared to expense of €0.3 million in the same period in 2017. The total weighted average tax rate was 30%, which is mainly driven by the German statutory rate of approximately 31%. Our effective tax rate was 24.1% largely due to the effect of share-based compensation expenses, which are non-deductible for tax purposes, compared to (10.4)% in the second quarter in 2017.

In the six months ended June 30, 2018, income tax benefit was €13.9 million compared to income tax expense of €5.0 million in the same period in 2017. Our effective tax rate was 24.7% compared to 54.0% in the same period in 2017. The effective tax rates for the second quarters of 2018 and 2017 were mainly due to the effect of share-based compensation expenses.

Balance sheet, cash flows and capitalization
Cash, cash equivalents and restricted cash were €101.3 million as of June 30, 2018, of which €2.6 million is related to long term restricted cash mainly for the new campus building, compared to €192.9 million as of December 31, 2017. The decrease was mainly driven by negative cash flow from operating activities of €74.3 million which is primarily due to a net loss of €42.5 million. Changes in operating assets and liabilities further contributed to the decrease as accounts receivable increased more than accounts payable. Accounts receivable increased by €59.4 million, of which €19.0 million were related party receivables, as of June 30, 2018 compared to December 31, 2017. The increase was mainly driven by late cash receipts from third-party customers towards the end of the second quarter of 2018 and also reflected the seasonality in the revenue development of total referral revenue increasing from €177.2 million in the last quarter of 2017 to €231.1 million in the second quarter of 2018. Accounts payable increased by €24.3 million as of June 30, 2018 compared to December 31, 2017 primarily due to the seasonal ramp-up in advertising expenses, which increased from €149.7 million in the fourth quarter of 2017 to €209.8 million in the second quarter of 2018.

The decrease in cash, cash equivalents and restricted cash was further driven by negative cash flows from investing activities of €17.3 million which predominantly consisted of capital expenditures related to the new campus.

Our current ratio decreased from 3.7 as of December 31, 2017 to 2.6 as of June 30, 2018 as a result of the movement in our accounts receivable and accounts payable.

In June 2018, we moved into the first of two buildings related to our new campus in Düsseldorf. During the construction period of both buildings, we are deemed the accounting owner of the campus and are accounting for the construction as if we were the legal owner of the construction project. As such, an asset for construction-in-process for all incurred construction costs and a liability for those costs that were not funded by trivago have been recorded on our balance sheet. Upon moving into the first building, we continue to be the accounting owner, and we are treating it as a financing, for which we incur interest and depreciation expenses each period. The portion of the future lease obligations allocated to the land is treated as an operating lease. The second building remains under construction and we continue to recognize an asset and liability on our balance sheet for the construction costs that are not funded by trivago.

Update on legal proceedings
The Australian Competition and Consumer Commission, or ACCC, has requested information and documents from us relating to our advertisements in Australia concerning the hotel prices available on our Australian site and our strike-through pricing practice, which is the display adjacent to the price quote in the top position in our search results of a higher price that is crossed out. In May 2018, we completed our provision of documents to the ACCC. We are unable to estimate this matter’s potential effect on our financial position and results of operations.

A consolidated class action is pending against trivago N.V. in the United States District Court for the Southern District of New York alleging securities law violations in our IPO and certain later disclosures. On May 14, 2018, trivago N.V. filed a motion to dismiss this matter, and on June 28, 2018, plaintiffs filed their brief opposing trivago N.V.'s motion to dismiss. We are unable to estimate this matter’s potential effect on our financial position and results of operations.

As we have previously disclosed, the U.K. Competition & Markets Authority, or CMA, announced the launch of an investigation into online hotel booking sites in October 2017. We have been cooperating with the CMA.  On June 29, 2018, the CMA announced the launching of enforcement actions against a number of hotel booking sites. The CMA has not advised us of any enforcement action being taken against us. Should the CMA in the future so advise us or require us to provide additional information, we would continue to cooperate as appropriate.

The outcomes of these matters could have a material adverse effect on our business, financial condition or results of operations.

trivago N.V. Condensed consolidated balance sheets
(€ thousands, except per share amounts) (unaudited)

ASSETS	As of June 30, 2018	As of December 31, 2017
Current assets:
Cash & cash equivalents	€98,581	€190,201
Restricted cash	103	103
Accounts receivable, less allowance of €492 and €231 at June 30, 2018 and December 31, 2017, respectively	83,427	43,062
Accounts receivable, related party	58,067	39,063
Tax receivable	1,806	2,092
Prepaid expenses and other current assets	18,436	18,758
Total Current Assets	260,420	293,279

Property and equipment, net	146,740	114,471
Other long-term assets	6,528	6,955
Intangible assets, net	172,452	173,294
Goodwill	490,477	490,455
TOTAL ASSETS	€1,076,617	€1,078,454

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€75,642	€51,307
Income taxes payable	1,967	3,428
Deferred revenue	9,290	8,941
Accrued expenses and other current liabilities	15,055	14,711
Total current liabilities	101,954	78,387

Deferred income taxes	33,934	48,305
Other long-term liabilities	119,325	97,787

Stockholders’ equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 30,995,322 and 30,916,474 shares issued and outstanding as of June 30, 2018 and December 31, 2017, respectively	1,860	1,855
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 319,799,967 and 319,799,968 shares issued and outstanding as of June 30, 2018 and December 31, 2017, respectively	191,880	191,880
Reserves	740,292	730,431
Contribution from parent	122,307	122,307
Accumulated other comprehensive income (loss)	(179)	(180)
Retained earnings (accumulated deficit)	(234,756)	(192,318)
Total stockholders’ equity attributable to trivago N.V.	821,404	853,975
Noncontrolling interest	—	—
Total stockholders' equity	821,404	853,975
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€1,076,617	€1,078,454

trivago N.V. Condensed consolidated statements of operations
(€ thousands, except per share amounts) (unaudited)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Revenue	€146,379	€198,190	€306,596	€368,071
Revenue from related party	88,620	100,146	187,767	197,909
Total revenue	234,999	298,336	494,363	565,980

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)(3)	1,447	1,411	3,026	2,509
Selling and marketing (1)(3)	227,481	275,325	483,707	506,780
Technology and content, including related party (1)(2)(3)	17,067	12,984	32,537	24,699
General and administrative, including related party (1)(2)(3)	15,208	11,202	30,087	20,071
Amortization of intangible assets (2)	421	388	842	2,386
Operating income/(loss)	(26,625)	(2,974)	(55,836)	9,535

Other income/(expense)
Interest expense	(284)	(27)	(301)	(31)
Other, net	(373)	(65)	(277)	(210)
Total other income/(expense), net	(657)	(92)	(578)	(241)

Income/(loss) before income taxes	(27,282)	(3,066)	(56,414)	9,294
Expense/(benefit) for income taxes	(6,578)	319	(13,929)	5,021
Income/(loss) before equity method investment	(20,704)	(3,385)	(42,485)	4,273
Income/(loss) from equity method investment	(29)	—	(46)	—
Net income/(loss)	(20,733)	(3,385)	(42,531)	4,273
Net (income)/loss attributable to noncontrolling interests	—	1,108	—	(1,315)
Net income/(loss) attributable to trivago N.V.	€(20,733)	€(2,277)	€(42,531)	€2,958

Earnings per share attributable to trivago N.V. available to common stockholders(4):
Basic	€(0.06)	€(0.01)	€(0.12)	€0.01
Diluted	(0.06)	(0.01)	(0.12)	0.01
Shares used in computing earnings per share:
Basic	350,789	239,197	350,767	239,137
Diluted	350,789	239,197	350,767	245,034

(1) Includes share-based compensation as follows:
Cost of revenue	€52	€39	€81	€52
Selling and marketing	1,045	911	1,799	1,890
Technology and content	1,247	1,036	2,092	2,040
General and administrative	3,011	2,125	5,885	3,433

(2) Includes amortization as follows:
Amortization of internal use software and website development costs included in technology and content	€509	€419	€1,004	€799
Amortization of internal use software costs included in general and administrative	186	—	338	—
Amortization of acquired technology included in amortization of intangible assets	178	—	213	—

(3) Includes related party expense as follows:
Cost of revenue	€15	€17	€29	€33
Selling and marketing	14	16	23	29
Technology and content	152	90	314	156
General and administrative	10	17	16	100

(4) Represents earnings per share of Class A and Class B common stock and weighted-average shares of Class A and Class B common stock outstanding for the period from January 1 through June 30 for the respective years.

We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

trivago N.V. Condensed consolidated statements of cash flows
(€ thousands) (unaudited)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Operating activities:
Net income/(loss)	€(20,733)	€(3,385)	€(42,531)	€4,273
Adjustments to reconcile net income/(loss) to net cash used:
Depreciation (property and equipment and internal-use software and website development)	3,106	1,655	5,529	3,130
Amortization of intangible assets	421	388	842	2,386
Impairment of internal-use software and website development	980	—	1,145	—
Share-based compensation	5,355	4,111	9,857	7,415
Deferred income taxes	(6,578)	245	(14,371)	(933)
Foreign exchange (gain) loss	365	58	231	134
Bad debt expense	61	83	188	112
(Gain)/loss on sale of fixed assets	5	—	7	—
Loss from equity method investment	29	—	46	—
Changes in operating assets and liabilities:
Accounts receivable, including related party	(17,388)	(28,061)	(59,827)	(89,988)
Prepaid expense and other assets	1,492	(3,675)	873	(2,643)
Accounts payable	(13,137)	30,844	23,301	66,529
Accrued expenses and other liabilities	(241)	2,252	962	3,536
Deferred revenue	(472)	158	654	2,627
Taxes payable/receivable, net	(416)	(1,112)	(1,175)	2,796
Net cash used in operating activities	€(47,151)	€3,561	€(74,269)	€(626)

Investing activities:
Capital expenditures, including internal-use software and website development	(11,525)	(3,179)	(17,283)	(5,537)
Proceeds from sale of fixed assets	7	—	26	—
Net cash used in investing activities	€(11,518)	€(3,179)	€(17,257)	€(5,537)

Financing activities:
Payments of initial public offering costs	—	—	—	(4,038)
Dividends paid to NCI	—	—	—	(158)
Net proceeds from issuance of common stock	2	—	8	—
Net cash (used in)/provided by financing activities	€2	€—	€8	€(4,196)

Effect of exchange rate changes on cash	230	(606)	(102)	(627)
Net decrease in cash, cash equivalents and restricted cash	€(58,437)	€(224)	€(91,620)	€(10,986)
Cash, cash equivalents and restricted cash at beginning of the period	159,717	217,420	192,900	228,182
Cash, cash equivalents and restricted cash at end of the period	€101,280	€217,196	€101,280	€217,196

Supplemental cash flow information:
Cash paid for interest	€33	€—	€33	€2
Cash paid for taxes, net of (refunds)	414	1,062	1,173	3,034
Non-cash investing and financing activities:
Fixed assets-related payable	1,461	1,379	1,461	1,379
Capitalization of construction in process related to build-to-suit lease	10,124	15,160	21,406	22,372

Earnings per Share and Ownership of the Company
Basic and diluted earnings per share of common stock is computed by dividing net income attributable to trivago N.V., after adjusting for noncontrolling interest, by the weighted average number of Class A and Class B shares outstanding during the period.

The following table presents our basic and diluted earnings per share:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Numerator (€ thousands)
Net income/(loss)	€(20,733)	€(3,385)	€(42,531)	€4,273
Less: net (income)/loss attributable to noncontrolling interest	—	1,108	—	(1,315)
Net income/(loss) attributable to trivago N.V.	€(20,733)	€(2,277)	€(42,531)	€2,958

Denominator (in thousands)
Weighted average number of common shares:
Basic	350,789	239,197	350,767	239,137
Diluted	350,789	239,197	350,767	245,034

Net income (loss) per share attributable to common stockholders of trivago N.V.:
Basic(1)	€(0.06)	€(0.01)	€(0.12)	€0.01
Diluted(2)	€(0.06)	€(0.01)	€(0.12)	€0.01
(1) Basic net income (loss) per common share attributable to common stockholders of trivago N.V. is computed by dividing (A) net income (loss) attributable to trivago N.V. by (B) basic weighted average common shares outstanding.
(2) Diluted net income (loss) per common share attributable to common stockholders of trivago N.V. is computed by dividing (A) net income (loss) attributable to trivago N.V. by (B) the diluted weighted average common shares outstanding, which has been adjusted to include potentially dilutive securities. Diluted net income (loss) per common share attributable to trivago N.V. for the three months and six months ended June 30, 2018 does not include the effects of the exercise of then outstanding stock options as the inclusion of these instruments would have been anti–dilutive.

On September 7, 2017, the merger of trivago GmbH into and with trivago N.V. became effective. Pursuant to the merger, our founders exchanged all of their units of trivago GmbH remaining after the pre-IPO corporate reorganization (as defined and further described in our 2016 annual report on Form 20-F) for Class B shares of trivago N.V.

The ownership of trivago N.V. as of June 30, 2018, is as follows:

	Class A shares	Class B shares	Total
Founders, collectively	—	110,791,879	110,791,879
Public	30,995,322	—	30,995,322
Expedia	—	209,008,088	209,008,088
Total	30,995,322	319,799,967	350,795,289

	Class A shares in %	Class B shares in %	Total
Founders, collectively	0.0%	31.6%	31.6%
Public	8.8%	0.0%	8.8%
Expedia	0.0%	59.6%	59.6%
Total	8.8%	91.2%	100.0%

trivago N.V. Key Metrics

•
The following metrics are intended as a supplement to the financial information found in this release and the financial statements included in our filings with the Securities and Exchange Commission ("SEC"). In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and our most recent financial statements filed with the SEC.

•
We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

•	These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.

•	Some numbers may not add due to rounding.

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
ROAS by segment
Americas	112.3%	116.6%	107.8%	117.2%
Developed Europe	127.4%	124.0%	127.8%	130.7%
Rest of World	87.2%	92.3%	86.9%	94.1%
Consolidated ROAS	110.1%	113.4%	108.9%	116.7%

QR by segment (in millions)
Americas	46.9	52.0	106.8	107.4
Developed Europe	63.5	82.1	133.5	155.6
Rest of World	66.7	62.4	126.2	110.6
Consolidated QR	177.1	196.4	366.6	373.6

RPQR by segment
Americas	€1.79	€2.23	€1.70	€2.03
Developed Europe	1.46	1.47	1.48	1.50
Rest of World	0.81	0.94	0.86	0.97
Consolidated RPQR	€1.30	€1.50	€1.33	€1.50

Notes & Definitions:
Current Ratio: The current ratio is used to measure the company´s ability to pay off its short-term liabilities with its current assets and is an important measure of liquidity. The current ratio is calculated by dividing the company´s total current assets by the company´s total current liabilities.

Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click (CPC) basis.

ROAS: The ratio of our referral revenue to our advertising expenses in a given period, or return on advertising spend. We invest in multiple marketing channels, such as: TV; out-of-home advertising; search engine marketing; display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing; online video; mobile app marketing and content marketing.

RPQR: We use average revenue per qualified referral, to measure how effectively we convert qualified referrals to revenue. RPQR is calculated as referral revenue divided by the total number of qualified referrals in a given period.

QR: We define a qualified referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one qualified referral.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define adjusted EBITDA as net income (loss):

1.	Less: income/(loss) from equity method investment

2.	Plus: expense/(benefit) for income taxes,

3.	Plus: total other (income)/expense, net,

4.	Plus: depreciation of property and equipment, including amortization of internal use software and website development

5.	Plus: amortization of intangible assets, and

6.	Plus: share-based compensation

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods. Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net loss. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•	Other companies, including companies in our own industry, may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

The Company is not able to provide a reconciliation of this adjusted EBITDA guidance to net income/(loss), the comparable GAAP measure, because certain items that are excluded from adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, it is unable to forecast the timing or magnitude of share-based compensation, interest, taxes, depreciation and amortization without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income/(loss) in the future.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization and Share Based Compensation) (€ millions)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Net income/(loss)	€(20.7)	€(3.4)	€(42.5)	€4.3
Income/(loss) from equity method investment	(0.0)	0.0	(0.0)	0.0
Income/(loss) before equity method investment	€(20.7)	€(3.4)	€(42.5)	€4.3
Expense/(benefit) for income taxes	(6.6)	0.3	(13.9)	5.0
Income/(loss) before income taxes	€(27.3)	€(3.1)	€(56.4)	€9.3
Add/(less):
Interest expense	0.3	0.0	0.3	0.0
Other, net	0.4	0.1	0.3	0.2
Operating income/(loss)	€(26.6)	€(3.0)	€(55.8)	€9.5
Depreciation	3.1	1.7	5.5	3.2
Amortization of intangible assets	0.4	0.4	0.8	2.4
EBITDA	€(23.1)	€(0.9)	€(49.5)	€15.1
Share-based compensation	5.4	4.1	9.9	7.4
Adjusted EBITDA	€(17.7)	€3.2	€(39.6)	€22.5
Note: Some figures may not add due to rounding.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of July 25, 2018 and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business.

Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•	any reduction in spending or any change in bidding strategy by one or more of our largest advertisers;

•	the extent to which our advertisers prioritize profitability over traffic growth;

•	our ability to return to a growth trajectory as our business matures;

•	our ability to increase advertiser diversity on our market;

•
the success of measures we are implementing aimed at maximizing the life-time value of the user, including the “attribution model” with respect to the allocation of performance marketing advertising spend;

•	global political and economic instability and other events beyond our control;

•	increasing competition and consolidation in our industry;

•	our advertiser concentration;

•	our ability to maintain and increase our brand awareness;

•	our ability to maintain and/or expand relationships with, and develop new relationships with, hotel chains and independent hotels as well as OTAs;

•	our reliance on search engines, which may change their algorithms;

•	any inaccuracies in, or misinterpretation of, the assumptions and estimates and data we use to make decisions about our business;

•	the potential development and impact on us of legal and regulatory proceedings to which we are or may become subject;

•	our reliance on technology;

•	our ability to establish and maintain an effective system of internal control over financial reporting and avoid any future material weakness;

•	our ability to attract, train and retain executives and other qualified employees; and

•	our entrepreneurial culture and decentralized decision making;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's annual report on Form 20-F for the year ended December 31, 2017. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this release, whether as a result of new information, future events or otherwise.